        FORM SC 13D FOR BEAUTICONTROL COSMETICS, INC. FILED ON JUNE 9, 1998

                         SECURITIES AND EXCHANGE COMMISSION

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )*

                           BEAUTICONTROL COSMETICS, INC.
                                  (NAME OF ISSUER)

                           COMMON STOCK, PAR VALUE $0.10
                           (TITLE OF CLASS OF SECURITIES)

                                    074655101000
                                   (CUSIP NUMBER)

                               STEVEN SMATHERS, ESQ.
                          3131 MCKINNEY AVENUE, SUITE 200
                                DALLAS, TEXAS 75204
                                   (214)871-3320
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    JUNE 1, 1998
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e). 240-13d-1(f) or 240.13d-1(g), check the
following box    [  ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 240-13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 074655101000                                 Page 2 of 6 Pages

     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               JIM SOWELL CONSTRUCTION CO., INC.
                    IRS Identification No. - Not disclosed.

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A   (a)  [ ]
          GROUP*                                       (b)  [X]

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS*
               WC, OO

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas

          NUMBER OF      7.  SOLE VOTING POWER
           SHARES                333,300

        BENEFICIALLY     8.  SHARED VOTING POWER
       OWNED BY EACH             0

                         9.  SOLE DISPOSITIVE POWER
        REPORTING                333,300
         PERSON
          WITH          10.  SHARED DISPOSITIVE POWER
                                 0

          11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                                 333,300

          12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW [11]     [ ]
                         EXCLUDES CERTAIN SHARES*

          13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                         [11]
                                 5.5%

          14.            TYPE OF REPORTING PERSON*
                                 CO

SCHEDULE 13D                                                  Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $0.10 par value per share (the "Common Stock"), issued by Beauticontrol Cosmetics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2121 Midway, Carrollton, Texas 75006.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by Jim Sowell Construction Co., Inc. ("JESCO"). The shareholders of JESCO are Mr. and Mrs. James E. Sowell; its Directors are Messrs. James E. Sowell and Keith D. Martin; and its Executive Officers are Messrs. James E. Sowell, Stephen L. Brown, and Keith D. Martin ("Collectively the Instruction C Individuals"). Their titles are Chief Executive Officer, President, and Executive Vice President, respectively. The relationship between the Instruction C Individuals and the Reporting Person do not constitute a group; consequently, the Instruction C Individuals expressly disclaim membership in a group. Any disclosures herein with respect to an Instruction C Individual are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of the Reporting Person and each of the Instruction C Individuals is 3131 McKinney Avenue, Suite 200, Dallas, Texas 75204.

     (c) JESCO is a real estate development company and has many other diversified investments.

     (d) JESCO and each of the Instruction C Individuals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) JESCO and each of the Instruction C Individuals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

     (f) JESCO is incorporated in Texas. The Instruction C Individuals are U.S. citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock held by JESCO which are the subject of this Schedule 13D is $2,753,381.67.

     The shares of Common Stock purchased by JESCO are held in margin accounts maintained at Jefferies & Company, Inc., which account may from time to time have a debit balance. Since

SCHEDULE 13D                                                  Page 4 of 6 Pages

other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased.

     Currently, the interest rate charged on the margin account with Jefferies & Company, Inc. is approximately 7.5% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION

     The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has had discussions with management about making additional investments in the Common Stock.

     Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Instruction C Individuals, has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by JESCO is based on 6,018,398 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 6, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the"Commission") for the fiscal quarter ended February 28, 1998 (which is the most recent Form10-Q on file).

          As of the close of business on June 1, 1998, JESCO owns beneficially 333,300 shares of Common Stock, constituting approximately 5.5% of the shares outstanding. To the knowledge of the Reporting Person, none of the Instruction C Individuals own any shares of the Common Stock.

     (b) JESCO has the sole power to dispose of and the sole power to vote the shares of Common Stock which it beneficially owns.

     (c) The trade dates, number of shares of Common Stock purchased or sold, and price per share for all transactions in the Common Stock from the 60th day prior to June 1, 1998 until June 11, 1998 by JESCO, are set forth in Schedule A. All such transactions were open market transactions effected on NASDAQ. To the knowledge of the Reporting Person, none of the Instruction C Individuals has engaged in any transactions in the Common Stock during the 60 days preceding the date hereof.

     (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

SCHEDULE 13D                                                  Page 5 of 6 Pages

     (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof, including the Reporting Person, or between any such person and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Form of Margin Agreement.

DATED:    June 9, 1998                  JIM SOWELL CONSTRUCTION CO., INC.


                                        /s/ Keith Martin
                                        --------------------------------------
                                        Keith Martin, Executive Vice President

SCHEDULE 13D                                                   Page 6 of 6 Pages

                                     Schedule A

                         Jim Sowell Construction Co., Inc.

                          Transactions in the Common Stock

                                                         Price Per Share
          Date of             Number of                  (including
          Transaction         Shares Purchased/(Sold)    commissions, if any)
          -------------------------------------------------------------------
          03/11/98             19,000                     $8.31
          03/23/98              8,200                     $8.31
          04/08/98            (23,000)                    $8.69
          06/01/98            100,000                     $9.00